

12063217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 30 2012
Washington DC
401

SEC FILE NUMBER
8- 46630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Petroleum Clearinghouse, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. Sam Houston Pkwy, West, Suite 150
(No. and Street)

Houston (City) Texas (State) 77346 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Polito 832-601-7602
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HEIN & ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

1999 Broadway, Suite 4000 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 30 2012
02 REGISTRATIONS BRANCH

OATH OR AFFIRMATION

I, Kenneth Ray Olive, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Petroleum Clearinghouse, Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRELL T. GERARD
Notary Public, State of Texas
My Commission Expires
May 23, 2015

Signature

President/Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HEIN

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Petroleum Clearinghouse, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of The Petroleum Clearinghouse, Inc. (the "Company") as of September 30, 2012, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Petroleum Clearinghouse, Inc. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
November 26, 2012

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	17,543
Prepaid expense		2,050
Receivable from affiliate		11,823
Total current assets		31,416
Deferred tax asset		7,546
TOTAL ASSETS	$	38,962

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	–
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		47,237
Accumulated deficit		(8,285)
Total stockholder's equity		38,962
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,962

See accompanying notes to these financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2012

RETENTION FEE REVENUE	$	208,879
OPERATING EXPENSES:		
Management service fee		166,566
Administrative fee and expenses		31,685
Occupancy fee		6,663
Total operating expenses		204,914
INCOME FROM OPERATIONS		3,965
Income tax benefit		7,546
NET INCOME	$	11,511

See accompanying notes to these financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2012

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances, October 1, 2011	1,000	$ 10	$ 47,237	$ (19,796)	$ 27,451
Net income	–	–	–	11,511	11,511
Balances, September 30, 2012	1,000	$ 10	$ 47,237	$ (8,285)	$ 38,962

See accompanying notes to these financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2012

OPERATING ACTIVITIES:		
Net income	$	11,511
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in receivable from affiliate		(4,462)
Decrease in prepaid expense		347
Increase in deferred tax asset		(7,546)
Net cash used in operating activities		(150)
DECREASE IN CASH AND CASH EQUIVALENTS		(150)
CASH AND CASH EQUIVALENTS, beginning of period		17,693
CASH AND CASH EQUIVALENTS, end of period	$	17,543

See accompanying notes to these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **BUSINESS**:

The Petroleum Clearinghouse, Inc. (the "Clearinghouse" or the "Company") was incorporated in the state of Delaware on January 1, 2005. The Company is a registered direct participation program broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act"). The Company is a wholly owned subsidiary of Petroleum Clearinghouse Holdings, LLC, a wholly owned subsidiary of P2 Acquisition LLC (P2).

The purpose of the Company is to hold and maintain the broker-dealer license. The Company entered into a Management Services Agreement (MSA) with The Oil and Gas Clearinghouse, LLC (OGAC) in October 2009. Under the terms of the MSA, OGAC pays the Company a monthly retention fee in exchange for use of the broker-dealer license in its auction and negotiated transactions operations. The Company, which has no employees or facilities of its own, pays OGAC monthly management service, administrative, and occupancy fees in exchange for administrative, payroll, and other services. The MSA renews automatically for successive one-year periods unless terminated by either party upon 30 to 180 days advance notice.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report their financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification sometimes referred to as the Codification or ASC.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Revenue Recognition – The Company generates revenue by providing dealer/manager services to affiliates. The Company receives a set monthly retention fee as specified in the MSA with OGAC. Revenue is recognized as earned.

Income Taxes – Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying statement of financial condition, and for operating loss and tax credit carryforwards.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and payable to affiliate. The Company places its cash with financial institutions that management believes are creditworthy.

3. NET CAPITAL:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act, the Company is required to maintain a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2012, the excess net capital of the Clearinghouse was $12,543, and the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

4. INCOME TAXES:

The Company's deferred tax asset as of September 30, 2012, was approximately $7,500, and consisted mainly of net operating loss carryforwards of approximately $39,600, which will begin to expire in 2027. The Company has released its valuation allowance previously recorded against the full value of its deferred tax asset as it is more likely than not that the asset will be realizable. The valuation allowance decreased by $8,300 during the year ended September 30, 2012. The difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 15% to income before income taxes for the year ended September 30, 2012, consisted of state income taxes and the change in the valuation allowance.

Beginning with the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* (Interpretation 48) included in FASB ASC Subtopic 740-10, *Income Taxes – Overall*, as of October 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon review. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of September 30, 2012. There are currently no federal or state income tax examinations underway. The Company's tax years of 2009 and forward are subject to examination by federal and state taxing authorities. The Company recognizes interest and penalties related to income tax in income tax expense. As of September 30, 2012, there were no such expenses.

5. RECEIVABLE FROM/PAYABLE TO AFFILIATE:

The receivable from affiliate of $11,823 at September 30, 2012 results from the net transactions pursuant to the MSA with OGAC.

6. SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the balance sheet date of September 30, 2012 through November 26, 2012, the date that the financial statements were available to be issued.

On December 23, 2011, FINRA issued to PCI its Report on the Examination of PCI (the "Audit Exit Report") resulting from an audit of the books, records and operations of PCI (and OGAC) conducted by FINRA. In the Audit Exit Report, FINRA cited PCI for two pertinent violations (there were other citations but each of those were resolved by PCI and FINRA prior to the date of this audit): (i) that PCI was not in compliance with FINRA Rule 2010 (Standards of Commercial Honor and Principals of Trade) for failing to "establish an adequate system to determine whether or not the products and services offered by OGAC are securities" and (ii) that PCI was not in compliance with FINRA Rule 17a-3 (Records) for failing to include in its books and records the revenue generated by OGAC as a result of "its auction and negotiated transaction operations." The Company believes that the revenue was correctly recorded by OGAC, but agreed to a settlement with FINRA. Pursuant to this settlement, for each calendar year from 2008 to 2012, FINRA sent PCI an invoice for the firm's Gross Income Assessment, which FINRA member firms are required to pay. The deficiency assessed for the 5 year period was $73,294.82. This amount, along with a fine of $50,000 was paid for by OGAC as PCI and OGAC have agreed that it relates to the operations of OGAC and is an expense of OGAC.

Due to these FINRA findings, in November 2012, the Company has proposed to FINRA and the SEC a change of control. In the proposal, The Petroleum Clearinghouse, Inc. will merge in and with its parent holding company, Petroleum Clearinghouse Holdings, Inc. The purpose of the proposed merger is to (i) expand the operations of PCI to include all auction sales and activities, including those currently being conducted by The Oil & Gas Asset Clearinghouse, LLC, (ii) to respond to and incorporate, accounting matters raised by FINRA in its last audit of PCI and (iii) to simplify the organization of P2 Acquisition, LLC and the ultimate parent of PCI.

The proposed merger will change the entity structure of PCI from a corporation to a limited liability company. The Company is currently evaluating the potential gain on the liquidation.